Exhibit 99.1

3 January, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 30 December, 2011 it purchased for cancellation 300 Ordinary Shares, at an average price of $16.91.

Following the cancellation of these shares, the Company will have 60,135,603 Ordinary Shares in issue.